SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                              Maxxim Medical, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    42550P100
                                 (CUSIP Number)

  Peter G. Dorflinger, One Carolane Trail, Houston, Texas 77024 (713) 467-1260
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 2, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                                Page 1 of 5 Pages

   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PETER G. DORFLINGER
         SS# ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a) [ ]
         N/A                                                       (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS *

         PF

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)     N/A

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZEN

              7    SOLE VOTING POWER
NUMBER OF              3,100
SHARES
BENEFICIALLY  8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9    SOLE DISPOSITIVE POWER
PERSON                 3,100
WITH
              10   SHARED DISPOSITIVE POWER

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         459,936

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%

   14    TYPE OF REPORTING PERSON *
         IN

                                Page 2 of 5 Pages

CUSIP No. 42550P100                                            Page 3 of 5 Pages

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Maxxim Medical, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 104 Industrial Blvd., Sugar Land, Texas 77478.

ITEM 2.        IDENTITY AND BACKGROUND.

               The reporting person's name is Peter G. Dorflinger. Mr. Dorflinger's address is One Carolane Trail, Houston, Texas 77024. Mr. Dorflinger is Vice President and General Counsel of Advanced Medical Instruments, Inc., a manufacturer of medical instruments and patient monitoring equipment, whose principal business address is 3061 West Albany, Broken Arrow, Oklahoma 74012. During the past five years Mr. Dorflinger has not been convicted in a criminal proceeding nor has he been a party to any proceeding resulting in a judgment, decree or final order relating to violations of federal or state securities laws. Mr. Dorflinger is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Dorflinger used his personal funds for all prior acquisitions of the Common Stock. Mr. Dorflinger will use his personal funds for any acquisitions of the Common Stock upon his exercise of the options described in
Item 6.

ITEM 4.        PURPOSE OF TRANSACTION.

               Mr. Dorflinger has acquired, and, upon exercise of the options described in Item 6, will acquire, shares of the Common Stock for investment purposes only. Mr. Dorflinger does not currently plan to acquire beneficial ownership of additional shares of the Common Stock or to dispose of any of his current beneficial ownership in shares of the Common Stock.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Mr. Dorflinger beneficially owns in the aggregate 459,936 shares of the Common Stock, representing 5.7% of the issued and outstanding shares of the Common Stock. Mr. Dorflinger is the record owner of, and possesses the sole voting power and dispositive power over, 3,100 shares of the Common Stock. Mr. Dorflinger beneficially owns an additional (i) 3,000 shares of the Common Stock pursuant to an option granted by the Company under the 1994 Non-Employee Directors' Plan (the "1994 Plan"), (ii) 3,000 shares of the Common Stock pursuant to an option granted by the Company under the 1995 Non-Employee Directors' Plan (the "1995 Plan"), (iii) 3,000 shares of the Common Stock pursuant to an option granted by the Company under the 1996 Non-

                                Page 3 of 5 Pages

CUSIP No. 42550P100                                            Page 4 of 5 Pages

Employee Directors' Stock Option Plan (the "1996 Plan"), (the 1994 Plan, the 1995 Plan and the 1996 Plan are sometimes referred to herein collectively as the "Directors' Plans"), which options are exercisable in full within sixty (60) days of the date hereof, and (iv) 447,836 shares of the Common Stock pursuant to options granted by Sulzer Intermedics, Inc. ("Intermedics") pursuant to that certain Option Agreement dated June 4, 1992 by and between Mr. Dorflinger and Intermedics (the "Option Agreement"), as amended by that certain First Amendment to Option Agreement dated May 2, 1997 by and between Mr. Dorflinger and Intermedics (the "First Amendment"), which options are exercisable in full within sixty (60) days of the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Mr. Dorflinger has options to purchase 9,000 shares of the Common Stock pursuant to options granted by the Company under the Directors' Plans. The terms of each of the Directors' Plans are substantially identical, except for exercise price and relevant dates. The grant of options to non-employee directors of the Company is non-discretionary under each of the Directors' Plans. Accordingly, each non-employee director of the Company at the time of the Company's Annual Meeting of Shareholders in which each such plan was approved was granted an option to purchase 3,000 shares of the Common Stock under each of the Directors' Plans. The exercise price with respect to each of the Directors' Plans is as follows: (i) under the 1994 Plan, $15.40 per share (85% of the last reported sales price of the Common Stock on the American Stock Exchange on November 1, 1993), (ii) under the 1995 Plan, $10.73 per share (85% of the last reported sales price of the Common Stock on the New York Stock Exchange on November 1, 1994), and (iii) under the 1996 Plan, $11.48 per share (85% of the last reported sales price of the Common Stock on the New York Stock Exchange on November 1, 1995). The options granted under the 1994 Plan, the 1995 Plan and the 1996 Plan are presently fully exercisable through January 12, 1998, January 12, 1999 and January 12, 2000, respectively.

               Mr. Dorflinger has options to purchase 447,836 shares of the Common Stock pursuant to the Option Agreement, as amended by the First Amendment. The options were granted in consideration of Mr. Dorflinger's continued employment with Intermedics and his agreement not to compete with Intermedics and not to disclose certain trade secrets and confidential information of Intermedics. The options vested with respect to twenty-five percent (25%) of the total number of shares purchasable on each anniversary date of the Agreement pursuant to which Mr. Dorflinger was employed by Intermedics. The options are now fully vested and exercisable by Mr. Dorflinger. The options are exercisable by Mr. Dorflinger at a price of $13.80 per share. The options granted under the Option Agreement expire on June 4, 2002; provided, however, that the Option Agreement may be terminated by either Mr. Dorflinger or Intermedics in the event the price per share of Common Stock trades at an average of less than sixty percent (60%) of the exercise price of the options for a period of ninety (90) consecutive days during the term of the Option Agreement.

                                Page 4 of 5 Pages

CUSIP No. 42550P100                                            Page 5 of 5 Pages


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               7.1 Option Agreement dated June 4, 1992 by and between Mr. Dorflinger and Intermedics.

               7.2 First Amendment to Option Agreement dated May 2, 1997 by and between Mr. Dorflinger and Intermedics.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1997

/s/ Peter G. Dorflinger
      (Signature)

    Peter G. Dorflinger
       (Name / Title)

                                      Page 5 of 5 Pages